SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11

-K

(Mark One)
☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2019
OR
☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from

to

Commission File Number:1-8610

A. Full

title of the plan and the address of the plan, if different

from that of the issuer named below:

BELLSOUTH SAVINGS

AND SECURITY PLAN

B. Name of issuer of the securities held

pursuant to the plan and the address of its principal executive office:

AT&T INC.
208 S. Akard, Dallas, Texas

75202

BellSouth Savings and Security Plan
Financial Statements, Supplemental Schedule and Exhibit
Table of

Contents

Page
Reports of Independent Registered Public Accounting

Firm

1

Financial Statements:

Statements of Net Assets Available

for Benefits as of December 31, 2019 and 2018

2

Statement of Changes in Net Assets Available

for Benefits for the Year

Ended December 31, 2019

3

Notes to Financial Statements

4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End

of Year)

as of December 31, 2019

16

Report of Independent Registered Public Accounting

Firm

Plan Administrator and Plan Participants

BellSouth Savings and Security Plan

Dallas, Texas

Opinion on the Financial Statements
We have audited

the accompanying statements of net assets available for benefits of BellSouth Savings and Security Plan (Plan) as of
December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December

31,
2019, and the related notes (collectively referred to as

the “financial statements”). In our opinion, the financial

statements referred to
above present fairly,

in all material respects, the net assets available for benefits of

BellSouth Savings and Security Plan as of
December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in
conformity with accounting principles generally accepted

in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the

Plan’s management. Our responsibility

is to express an opinion on these
financial statements based on our audits.

We are a public

accounting firm registered with the Public Company Accounting

Oversight Board (United States) (“PCAOB”) and are
required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules

and
regulations of the Securities and Exchange Commission

and the PCAOB.

We conducted

our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits
to obtain reasonable assurance about whether the financial

statements are free of material misstatement, whether due

to error or fraud.
The Plan is not required to have, nor were we engaged

to perform, an audit of its internal control over financial reporting.

As part of
our audit we are required to obtain an understanding

of internal control over financial reporting but not for the purpose of expressing
an opinion on the effectiveness of the Plan’s

internal control over financial reporting. Accordingly,

we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to
error or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We

believe
that our audits provide a reasonable basis for our

opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule

of assets (held at end of year) as of December 31, 2019,

has been
subjected to audit procedures performed in conjunction

with the audit of the Plan’s financial statements.

The supplemental schedule is
the responsibility of the Plan’s

management. Our audit procedures included determining

whether the supplemental schedule reconciles
to the financial statements or the underlying accounting

and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

in the supplemental schedule. In forming our opinion on the

supplemental
schedule, we evaluated whether the supplemental schedule,

including its form and content, is presented in conformity

with the
Department of Labor’s Rules and Regulations

for Reporting and Disclosure under the
Employee Retirement Income Security

Act of
1974
. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served

as the Plan’s auditor since 2018

San Antonio, Texas

June 29, 2020

BellSouth Savings and Security Plan
Statements of Net Assets Available

For Benefits

(Dollars in Thousands)

December 31,

2019

2018

ASSETS

Investment in AT&T

Savings Group Investment Trust
$

533,776
$ 552,489

Investments, at fair value

1,920,451

1,575,169

Total Investments

(See Note 4)

2,454,227

2,127,658

Notes receivable from participants

59,979

59,874

Participant contributions receivable

2,163

2,170

Employer contributions receivable

556

631

Interest receivable

469

396

Total Receivables

63,167

63,071

Total Assets

2,517,394

2,190,729

LIABILITIES

Administrative expenses payable

754

825

Due to broker for securities purchased

10,109

20,308

Total Liabilities

10,863

21,133

Net Assets Available

for Benefits
$2,506,531
$2,169,596

See Notes to Financial Statements.

BellSouth Savings and Security Plan
Statement of Changes in Net Assets Available

For Benefits

For the Year

Ended December 31, 2019

(Dollars in Thousands)

Net Assets Available

for Benefits, December 31, 2018

$2,169,596

Changes in Net Assets:

Contributions:

Participant contributions

64,095

Employer contributions

17,548

Rollover contributions

11,052

92,695

Investment Income:

Net income from investment in AT&T

Savings Group Investment Trust

15,393

Interest

2,782

Dividends

51,248

Net appreciation in fair value of investments

396,850

466,273
Interest income on notes receivable from participants

3,049

Distributions

(223,813)
Administrative expenses

(1,269)

Net Increase

336,935

Net Assets Available

for Benefits, December 31, 2019

$2,506,531

See Notes to Financial Statements.

BellSouth Savings and Security Plan
Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTION
The BellSouth Savings and Security Plan (Plan) is a

defined contribution plan originally established by BellSouth

Corporation
(BellSouth) to provide a convenient way for eligible

nonmanagement employees of participating BellSouth companies to save on a
regular and long-term basis. In December 2006, BellSouth

was acquired by AT&T

Inc. (AT&T

or the Company). The following
description of the Plan provides only general information.

The Plan has detailed provisions covering participant eligibility,

participant
allotments from pay,

participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan
expenses. The Plan text and prospectus include

complete descriptions of these and other Plan provisions. The

Plan is subject to the
provisions of the Employee Retirement Income Security

Act of 1974, as amended (ERISA).

The Plan participates in the AT&T

Savings Group Investment Trust (Group

Trust) with respect to the AT&T

Stable Value

Fund and
International Stock Fund. The Bank of New York

Mellon Corporation (BNY Mellon) serves as trustee for both

the Group Trust and
the trust holding the Plan’s

assets, known as the BellSouth Savings and Security Plan Trust.

Fidelity Investments Institutional
Operations Company,

Inc. (Fidelity) serves as recordkeeper for the Plan. During 2019 and 2018,

participants could invest their
contributions in one or more of fourteen funds in 1% increments:

• AT&T

Shares Fund
• T.

Rowe Price Mid-Cap Growth Fund
• Bond

Fund
• Indexed

Stock Fund
• Fidelity

Growth and Income Portfolio **
• Russell

1000 Growth Index
• Balanced

Fund
• LifePath

Funds (based on retirement date)
• AT&T

Stable Value

Fund *
• DFA

U.S. Small Cap Value

Portfolio
• DFA

U.S. Large Cap Value

Portfolio II
• Small

and Mid-Sized U.S. Stock Index Fund **
• International

Stock Index Fund
• AT&T

International Stock Fund *
* Investment fund option of the Group Trust

** Effective as of market close on June 29,

2018, the Fidelity Growth and Income Portfolio investment

option ceased to exist as an
investment option and the Small and Mid-Sized U.S. Stock

Index Fund was introduced.

Participants contribute to the Plan through payroll allotments.

Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan

by matching the
participants’ contributions based on the provisions of

the Plan. All contributions are participant directed.

Dividends on shares in the AT&T

Shares Fund can either be reinvested in the AT&T

Shares Fund on a quarterly basis, or paid into a
short-term interest bearing fund for distribution before

the end of the year. Interest

earned on dividends held in the short-term interest
bearing fund are used to purchase additional units of

the AT&T

Shares Fund in the participant’s

account. During 2019, Plan
participants elected to receive $1,372 in dividend distributions.

This amount is included in distributions on the Plan’s

Statement of
Changes in Net Assets Available

for Benefits.

Each participant is entitled to exercise voting rights attributabl

e

to the AT&T

shares allocated to their account and is notified by the
Company prior to the time that such rights may be exercised.

Subject to the fiduciary provisions of ERISA, the trustee will not vote
any allocated shares for which instructions have

not been given by a participant. The trustee votes any

unallocated shares in the same
proportion as it votes those shares that were allocated

to the extent the proportionate vote is consistent with the trustee’s fiduciary
obligations under ERISA. Participants have the same

voting rights in the event of a tender or exchange offer.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

Although it has not expressed any intent to do

so, AT&T

has the right under the Plan to discontinue its contributions at any time and to
terminate the Plan subject to the provisions of ERISA and

collectively bargained agreements. In the event that

the Plan is terminated,
subject to the conditions set forth by ERISA, the account

balances of all participants shall be 100% vested.

Administrative Expenses
Each participant in the Plan may be charged for

investment manager fees and administrative expenses,
including, trustee and other expenses considered reasonable

by the Plan administrator.

Investment manager fees are charged through
the applicable investment option. Administrative fees

are divided on a pro rata basis among investment options of the participant.

An
additional fee is charged to individual participants

for various services provided by the Plan’s

recordkeeper and other service
providers. Certain expenses are paid by the Plan, Group

Trust, or Company.

NOTE 2. ACCOUNTING POLICIES
The accompanying financial statements were prepared

in conformity with U.S. generally accepted accounting principles

(GAAP),
which require management to make estimates that affect

the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation

and Income Recognition

Investments are stated at fair value except those investments that are fully benefit
responsive which are stated at contract value. Fair value

is the price that would be received to sell an asset or paid to transfer a liability
in an orderly transaction between market participants at

the measurement date. See Note 3 for discussion of fair value measurements.
Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported

on that date, they are valued at the last reported bid price. Shares of registered investment companies
(i.e. mutual funds) are valued based on quoted market

prices, which represent the net asset value of shares held

at year-end. Over-the-
counter securities (OTC) and government obligations are

valued at the bid price or the average of the bid and asked price on the last
business day of the year from published sources where available and, if not available, from other sources considered reliable.
Depending on the types and contractual terms of OTC derivatives,

fair value is measured using valuation techniques such as Black-
Scholes option price models, simulation models, or a

combination of various models.

Common/collective trust funds and 103-12 investment

entities (i.e. an investment entity that holds the assets of two or more plans
which are not members of a related group or employee

benefit plan) are valued at quoted redemption values that represent the net asset
values (NAV)

of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based
on the last reported sales price on the last business day

of the year.

Investment contracts held by a defined contribution plan

are required to be reported at contract value. Contract

value is the relevant
measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-
responsive investment contracts because contract value

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust

invests in fully benefit-responsive guaranteed investment contracts (GICs)
and synthetic guaranteed investment contracts (Synthetic

GICs). The underlying investments of the Synthetic GICs are

owned by the
Group Trust and are comprised of

corporate bonds and notes, registered investment companies and government securities and are also
valued as described above. The contract value of

the fully benefit-responsive investment contracts represents contributions plus
earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of

the trade date. Dividend income is recognized on the ex-dividend date. Interest
earned on investments is recognized on the accrual basis.

Net appreciation (depreciation)

includes the Plan’s gains

and losses on
investments bought and sold as well as held during

the year. Transfers

in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant

unobservable inputs) are recognized on the period ending

date.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid
principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses
has been recorded as of December 31, 2019 or 2018. If

a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant

loan balance is reduced and a distribution is recorded.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

Recent Accounting Standards

In February 2017, the Financial Accounting Standards

Board (FASB) issued Accounting

Standards Update No. 2017-06 “Employee
Benefit Plan Master Trust Reporting”

(ASU 2017-06). ASU 2017-06 requires plans to report interests in a master trust and changes in
the value of that interest as separate line items on

the plan’s financial statements. The

plans must also disclose the master trust’s
investments by general type as well as other assets and liabilities and disclose the dollar amount of the plan’s

interest in each category
disclosed. The new standard is effective for

fiscal years beginning after December 15, 2018 with retrospective application. The Plan
has adopted this standard retrospectively.

In July 2018, the FASB

issued Accounting Standards Update No. 2018

-09 “Codification Improvements” (ASU-2018-09). ASU 2018-
09 requires a plan to evaluate its investments to determine

whether a readily determinable fair value exists or if investments qualify for
the net asset value per share practical expedient and can

be excluded from the fair value hierarchy disclosure. The

new standard is
effective for fiscal years beginning after December

15, 2018. The Plan has adopted this standard retrospectively

.

In August 2018, the FASB

issued Accounting Standards Update No. 2018-13 “Fair

Value

Measurement (Topic

820) Disclosure
Framework-

Changes to the Disclosure Requirements for Fair Value

Measurement” (ASU 2018-13). ASU 2018-13 eliminates and
modifies certain disclosure requirements for fair

value measurements of non-public entities. The eliminated

disclosure requirements
include (i) the amount of and reasons for transfers between

Level 1 and Level 2 of the fair value hierarchy,

(ii) the policy for timing of
transfers between fair value hierarchy levels, (iii) the

valuation processes for Level 3 fair value measurements

and (iv) the changes in
unrealized gains and losses for the period included in

earnings for recurring Level 3 fair value measurements held at the end of the
reporting period. The modified disclosure requirements

include (i) In lieu of a rollforward for Level 3 fair value measurements disclosing the transfers into and out of Level 3 of the fair value hierarchy and purchases and issuances of Level 3 assets and liabilities
and (ii) for entities that use the practical expedient measure of fair value the requirement disclosing the timing of liquidation of an
investee’s assets and the

date when restrictions from redemption might lapse only

if the investee has communicated the timing to the
entity or announced the timing publicly.

The new standard is effective for fiscal years beginning

after December 15, 2019 with certain
retrospective applications. Early adoption is permitted.

Management is currently evaluating this updated guidance.
NOTE 3. FAIR VALUE

MEASUREMENTS

Accounting Standards Codification 820,
Fair Value

Measurement
, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The

hierarchy gives the
highest priority to unadjusted quoted prices in active

markets for identical assets or liabilities (Level 1 measurements) and the lowest
priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 Inputs

to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that
the Plan has the ability to access.

Level 2 Inputs

to the valuation methodology include:

• Quoted

prices for similar assets and liabilities in active markets;

• Quoted

prices for identical or similar assets or liabilities in inactive markets;

• Inputs

other than quoted market prices that are observable for the asset or liability;

• Inputs

that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the

Level 2 input must be observable for substantially the full
term of the asset or liability.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)
Level 3 Inputs

to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s

fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is
significant to the fair value measurement. Valuation

techniques used need to maximize the use of observable inputs and minimize the
use of unobservable inputs.

The valuation methodologies described in Note 2 may produce

a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore,

while Plan management believes its valuation methods are

appropriate and
consistent with other market participants, the use of

different methodologies or assumptions to determine

the fair value of certain
financial instruments could result in a different

fair value measurement at the reporting date. There have been no changes in the
methodologies used at December 31, 2019 and 2018.

See Note 4 for fair value hierarchy for the Group Trust’s

and Plan’s investments.

NOTE 4. INVESTMENTS

The Plan held investments in its own trust and in

the Group Trust (through participation in the AT&T

Stable Value

Fund and AT&T
International Stock Fund) as of December 31, 2019

and 2018.

The following table sets forth by level, within the fair

value hierarchy, the

Plan’s assets, other than the Plan’s

investment in the Group
Trust, at fair value as of December

31, 2019:

Plan Assets at Fair Value as of December 31, 2019

Level 1

Level 2

Level 3

Total

Interest bearing investments

$ 895

$ 2,107

$ —

$ 3,002

AT&T

common stock

392,583

—

—

392,583

Mutual funds or exchange-traded funds

635,427

—

—

635,427

Corporate debt

—

26,039

—

26,039

Mortgage-backed securities

—

40,044

—

40,044

Government debt

—

23,458

—

23,458

Futures

227

—

—

227

Total

assets in fair value hierarchy
$1,029,132 $ 91,648
$ —

$ 1,120,780

Common/collective trusts measured at net asset value:

U.S. index stock fund
1

423,222

International index stock fund
2

57,933

Blended equity & debt
3

290,385

Bond index fund
4

28,131

Total

assets at fair value

$ 1,920,451

1
This category includes common/collective trust funds

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Standard and Poor’s Composite Stock Price Index

of 500 stocks (the
“S&P 500®”),

the Russell 1000 Index and the Dow Jones U.S. Completion Total

Stock Market Index.

There are currently no
redemption restrictions on these investments.

2

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the All Country World

Index ex U.S. Index. Except for a short-term
trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

3

This category includes common/collective trust funds

also known as LifePath Portfolios which are well diversified portfolios
that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more

conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the

projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

4
This category includes

a common/collective trust fund with an
objective to approximate the overall performance of the

Barclays
Capital Aggregate Bond Index. There are currently

no redemption restrictions on these investments.

The following table sets forth by level, within the fair

value hierarchy, the

Plan’s assets, other than the Plan’s

investment in the Group
Trust, at fair value as of December

31, 2018:

Plan Assets at Fair Value as of December 31, 2018

Level 1

Level 2

Level 3

Total

Interest bearing investments

$ 894

$ 16,101

$ —

$ 16,995

AT&T

common stock

306,853

—

—

306,853

Mutual funds or exchange-traded funds

524,126

—

—

524,126

Corporate debt

—

26,914

—

26,914

Mortgage-backed securities

—

38,541

—

38,541

Government debt

—

8,765

—

8,765

Futures

62

—

—

62

Total assets in fair value

hierarchy

$ 831,935

$ 90,321

$ —

$ 922,256

Common/collective trusts measured at net asset value:

U.S. index stock fund
1

327,383

International index stock fund
2

45,420

Blended equity & debt
3

256,755

Bond index fund
4

23,355

Total assets at fair value

$ 1,575,169

1
This category includes common/collective trust funds

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Standard and Poor’s Composite Stock Price Index

of 500 stocks (the
“S&P 500®”),

the Russell 1000 Index and the Dow Jones U.S. Completion Total

Stock Market Index.

There are currently no
redemption restrictions on these investments.

2

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the All Country World

Index ex U.S. Index. Except for a short-term
trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

3

This category includes common/collective trust funds

also known as LifePath Portfolios which are well diversified portfolios
that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more

conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the

projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

4

This category includes

a common/collective trust fund with an
objective to approximate the overall performance of the

Barclays
Capital Aggregate Bond Index. There are currently

no redemption restrictions on these investments.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group

Investment Trust

Investments

AT&T

established the Group Trust to manage

assets of pooled investment options among various AT&T

sponsored employee benefit
trusts. Each participating trust’s

interest in the investment fund options (i.e., separate accounts)

of the Group Trust is based on account
balances of the participants and their elected investment

fund options. The Group Trust assets are allocated

among the participating
plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can

be specifically
identified and by allocating investment income and

administrative expenses to the individual plans on a daily basis based on each
participant’s account balance

within each investment fund option.

The Plan’s interest in each

of the investment fund options within the Group Trust

is disclosed below as of December 31, 2019.

AT&T Total
Return Bond
Fund*
AT&T U.S.
Stock Fund* AT&T International Stock Fund
AT&T Stable Value

Fund
Group Trust
AT&T Master
Trust
AT&T Master
Trust
AT&T Master
Trust
BellSouth
Savings and
Security Plan
AT&T Master
Trust
BellSouth
Savings and
Security Plan Total
Interest bearing cash

$

1,060

$

-

$

2

$

-

$

-

$

-

$

1,062

Foreign cash

7,378

-

77

1

-

-

7,456

Mortgage-backed securities

379,956

-

-

-

-

-

379,956

Corporate debt

847,135

-

-

-

-

-

847,135

Government securities

195,789

-

-

-

-

-

195,789

Common/collective trust funds

1,090,769

2,485,301

447,390

6,544

-

-

4,030,004

Equities - common stock

-

398,270

199,296

2,915

-

-

600,481

Equities - preferred stock

2,427

-

3,742

55

-

-

6,224

Futures

(1,714)

-

-

-

-

-

(1,714)
Registered investment companies

269,023

64,059

4,581

67

74,332

6,163

418,225

Group Trust investments at fair value

2,791,823

2,947,630

655,088

9,582

74,332

6,163

6,484,618

receivable from the Time Warner Defined
Contribution Plans Master Trust

220,271

-

315,016

-

478,443

-

1,013,730

Unsettled trades/other

(203,119)

(196)

1,326

19

(1,717)

323

(203,364)
Fully benefit-responsive investments contracts
valued at contract value

-

-

-

-

6,243,864

517,689

6,761,553

Group Trust net assets

$

2,808,975

$

2,947,434

$

971,430

$

9,601

$

6,794,922

$

524,175

$

14,056,537

*

BellSouth Savings and Security Plan does not hold

any investments in AT&T

Total Return Bond

Fund or AT&T

U.S. Stock Fund.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plan’s interest in each

of the investment fund options within the Group Trust

is disclosed below as of December 31, 2018.

AT&T Total
Return Bond
Fund*
AT&T U.S.
Stock Fund*
AT&T International Stock
Fund
AT&T Stable Value

Fund
Group Trust
AT&T
Master Trust
AT&T
Master Trust
AT&T
Master Trust
BellSouth
Savings and
Security Plan
AT&T
Master Trust
BellSouth
Savings and
Security Plan Total
Interest bearing cash

$

8,064

$

500

$

3

$

-

$

-

$

-

$

8,567

Foreign cash

3,892

-

16

-

-

-

3,908

Mortgage-backed securities

267,127

-

-

-

-

-

267,127

Corporate debt

712,633

-

-

-

-

-

712,633

Government securities

315,654

-

-

-

-

-

315,654

Common/collective trust funds

756,427

2,161,448

155,359

2,163

-

-

3,075,397

103-12 investment entities

-

-

233,699

3,253

-

-

236,952

Equities - common stock

-

324,930

191,236

2,662

-

-

518,828

Equities - preferred stock

-

-

4,466

62

-

-

4,528

Futures

(245)

-

-

-

-

-

(245)
Registered investment companies

291,899

6,090

3,487

49

171,316

14,400

487,241

Group Trust investments at fair value

2,355,451

2,492,968

588,266

8,189

171,316

14,400

5,630,590

Unsettled trades/other

(395,768)

(263)

790

11

(1,140)

369

(396,001)
Fully benefit-responsive investments
contracts valued at contract value

-

-

-

-

6,299,631

529,520

6,829,151

Group Trust net assets

$

1,959,683

$

2,492,705

$

589,056

$

8,200

$

6,469,807

$

544,289

$

12,063,740

*

BellSouth Savings and Security Plan does not hold

any investments in AT&T

Total Return Bond

Fund or AT&T

U.S. Stock Fund.

Net Appreciation in Fair Value

of Group Trust

Investments and

Total

Investment Income for the Year

Ended December 31, 2019

Group
Trust

Net appreciation in fair value of Group Trust

Investments

$

913,769
Investment Income:

Interest

226,978
Dividends

22,461
Less: investment management expenses

(9,179)

Net investment income of Group Trust

Investments

$

1,154,029

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following tables sets forth by level, within the fair

value hierarchy, the

Group Trust’s

assets at fair value as of December 31, 2019
and 2018:

Group Trust Assets at Fair Value
December 31, 2019

Level 1

Level 2

Level 3

Total

Corporate debt

$ —

$ 841,471

$ 5,664

$ 847,135

Mortgage-backed securities

—

376,318

3,638

379,956

Interest bearing cash

—

1,062

—

1,062

Foreign cash

7,456

—

—

7,456

Equities - common stock

598,435

—

2,046

600,481

Equities - preferred stock

3,797

2,427

—

6,224

Futures

(1,713)

(1)

—

(1,714)
Registered investment companies

418,225

—

—

418,225

Government securities
—

195,789

—
195,789

Total

assets in fair value hierarchy
$1,026,200 $ 1,417,066
$ 11,348

$ 2,454,614

Investments measured at net asset value

U.S. common/collective trusts
1

3,525,120

International common/collective trusts
2

187,908

103-12 investments
3

266,026

Non-publicly traded registered investments companies
4

50,950

Total

assets at fair value

$ 6,484,618

1

The objective of the common/collective trust funds held

in the AT&T

U.S. Stock Fund is to deliver diversified exposure to the
large-capitalization U.S. equity market

as represented by the Russell 3000 Index. The objective of the common/collective trust
funds held in the AT&T

Total Return Bond

Fund is to deliver diversified exposure to the fixed income market as represented by
the Bloomberg Barclays Aggregate Index. There

are currently no redemption restrictions on these investments.

2

The objective of the common/collective trust funds held

in the AT&T

International Stock Fund is to provide diversified
exposure to international markets as represented by

the All Country World

Index ex U.S., MSCI Emerging Markets Net
Dividend Index, MSCI Australia Index and MSCI Canada

Index. There are currently no redemption restrictions on these investments.

3

The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the
All Country World

Index ex U.S. that invest in both developed and emerging

countries. These funds have redemption
restrictions limited to daily and monthly settlement.

4

These are non-publicly traded registered investment companies,

consisting of a short-term floating rate portfolio

plus publicly-
traded high-yield and asset-backed fixed income securities.

The fair value of the investments in this group have been

estimated
using the net asset values reported by the fund manager.

These funds are utilized on a discretionary basis as part

of a broad fixed
income mandate. These are open-ended funds, with no

final termination dates. There are currently no redemption

restrictions on
this investment.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

Group Trust Assets at Fair Value
December 31, 2018

Level 1

Level 2

Level 3

Total

Corporate debt

$ —

$ 712,633

$ —

$ 712,633

Mortgage-backed securities

—

267,127

—

267,127

Interest bearing cash

—

8,567

—

8,567

Foreign cash

3,908

—

—

3,908

Equities - common stock

518,828

—

—

518,828

Equities - preferred stock

4,528

—

—

4,528

Futures

(245)

—

—

(245)
Registered investment companies

487,241

—

—

487,241

Government securities

—

315,654

—

315,654

Total assets in fair value

hierarchy

$ 1,014,260

$ 1,303,981

$ —

$ 2,318,241

Investments measured at net asset value

U.S. common/collective trusts
1

2,868,746

International common/collective trusts
2

157,522

103-12 investments
3

236,952

Non-publicly traded registered investments companies
4

49,129

Total assets at fair value

$ 5,630,590

1

The objective of the common/collective trust funds held

in the AT&T

U.S. Stock Fund is to deliver diversified exposure to the
large-capitalization U.S. equity market

as represented by the Russell 3000 Index. The objective of the common/collective trust
funds held in the AT&T

Total Return Bond

Fund is to deliver diversified exposure to the fixed income market as represented by
the Bloomberg Barclays Aggregate Index. There

are currently no redemption restrictions on these investments.

2

The objective of the common/collective trust funds held

in the AT&T

International Stock Fund is to provide diversified
exposure to international markets as represented by

the All Country World

Index ex U.S., MSCI Emerging Markets Net
Dividend Index, MSCI Australia Index and MSCI Canada

Index. There are currently no redemption restrictions on these investments.

3

The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the
All Country World

Index ex U.S. that invest in both developed and emerging

countries. These funds have redemption
restrictions limited to daily and monthly settlement.

4

These are non-publicly traded registered investment companies,

consisting of a short-term floating rate portfolio

plus publicly-
traded high-yield and asset-backed fixed income securities.

The fair value of the investments in this group have been

estimated
using the net asset values reported by the fund manager.

These funds are utilized on a discretionary basis as part

of a broad fixed
income mandate. These are open-ended funds, with no

final termination dates. There are currently no redemption

restrictions on
this investment.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

Derivative Financial Instruments
In the normal course of operations, Group Trust

assets and liabilities held in the AT&T

Stable Value

Fund (Stable Value

Fund) may
include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve,

in varying
degrees, elements of credit and market volatility risks in

excess of more traditional investment holdings such as equity and debt
instruments. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and

foreign
currency exchange rate risk associated with the Stable Value

Fund’s investment assets. The gains

(losses) are located on the Statement
of Changes in Net Assets Available

for Benefits as Net Income from Investment in AT&T

Savings Group Investment Trust to the
extent of the Plan’s ownership

in the Group Trust. The Group Trust’s

fiduciaries do not anticipate any material adverse effect

on the
Group Trust’s

financial position resulting from its involvement in these instruments.

In addition to the derivative financial instruments held

by the Group Trust, the Plan also

holds derivative financial instruments as Plan
investments in its own trust. The income is located on

the Statements

of Changes in Net Assets Available

for Benefits a component of
net appreciation in fair value of investments.

At December 31, 2019 and 2018, the fair value of derivative financial instruments held by the Group Trust and the

Plan was not
material.

Futures Contracts
The primary risk managed by the Group Trust

using futures contracts is the price risk associated with investments.

On behalf of the
Group Trust, investment managers enter

into various futures contracts to economically hedge investments. These contracts, which are
considered derivatives under Accounting Standards Codification

Topic 815,
Derivatives and Hedging

are agreements between two
parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange

-traded. Upon
entering into such a contract on behalf of the Group

Trust, the investment manager is requ

ired to pledge to the broker an amount of
cash or securities equal to the minimum “initial margin”

requirements of the exchange on which the contract is traded.

Pursuant to the
contract, the investment manager agrees to receive

from or pay to the broker an amount of cash equal to the

daily fluctuation in the
value of the contract. Such receipts or payments are

known as variation margin and are recorded

on a daily basis by the trustee as a
realized gain or loss equal to the difference

in the value of the contract between daily closing prices. Upon entering into such
contracts, the Group Trust bears the risk

of interest or exchange rates or securities prices moving unexpectedly,

in which case, the
Group Trust may not achieve the anticipated

benefits of the futures contracts and may realize a loss. With futures, there is minimal
counterparty credit risk to the Group Trust

since futures are exchange traded and the exchange’s

clearinghouse, as counterparty to all
exchange traded futures, guarantees the futures against default.

The investments in the Group Trust

are subject to equity price risk and
interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of
December 31, 2019 and 2018 were used primarily to hedge

and manage the duration risk of the portfolio.

The futures held in the Plan as of December 31, 2019

and 2018, were used primarily to maintain the target

allocations of the portfolio.

Foreign Currency Contracts
The primary risks managed by the Group Trust

using foreign currency forward contracts is the foreign currency exchange rate risk
associated with the Group Trust’s

investments denominated in foreign currencies. On

behalf of the Group Trust, investment managers
enter into forward foreign currency contracts, which are

agreements to exchange foreign currencies at a specified future date at a
specified rate, the terms of which are not standardized

on an exchange. These contracts are intended to minimize the effect of currency
fluctuations on the performance of investments denominated

in foreign currencies. Although in some cases, forward foreign currency
contracts are used to express a view on the direction

of a particular currency,

risk arises both from the possible inability of the
counterparties to meet the terms of the contracts (credit

risk) and from movement in foreign currency exchange rates (market risk).
Foreign currency forward contracts are entered

into with major banks to minimize credit risk, and accordingly,

no credit reserve has
been established against these amounts. The contracts are

recorded at fair value on the date the contract is entered into,

which is
typically zero.

Fully Benefit-Responsive Investment Contracts
The Stable Value

Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance
companies which can be accounted for by the Plans at contract value.

Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

The investments held by the Stable Value

Fund as of December 31, 2019 include Synthetic GICs which are fully benefit-responsive
investment contracts. Synthetic GICs are constructed

by combining a stable value insurance wrapper contract and a fixed income
portfolio. The assets supporting the Synthetic GICs are

owned by the Group Trust and generally consist

of high quality fixed income
securities.

Traditional Guaranteed Investment

Contracts (“Traditional GICs” also known

as “General Account GICs”) are issued by insurance
companies and typically pay a guaranteed fixed or

floating rate of interest over the life of the contract with a repayment of principal at
maturity. A Synthetic

GIC is similar to a Traditional GIC but has unbundled

the insurance and investment components of the
Traditional GIC.

Wrapper contracts are typically issued

by a bank or insurance company,

and seek to provide preservation of principal by permitting
daily liquidity at contract value for participant directed transactions,

in accordance with the provisions of the Plans. Wrapper

contracts
amortize the realized and unrealized gains and losses on

the underlying fixed income investments through adjustments to the future
interest crediting rate of the contract. Wrapper

contracts typically contain contractual provisions that prevent the interest crediting rate
from falling below zero.

In certain circumstances, the amount withdrawn from

the wrapper contract could be payable at fair value rather

than at contract value.
These events include termination of the Plans, a material

adverse change to the provisions of the Plans, if AT&T

elects to withdraw
from a wrapper contract in order to switch to a different

investment provider or, in the event of a spin-off

or sale of a division, if the
terms of the successor plan do not meet the contract

issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that
would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company

does not
believe any of the events are probable of occurring

in the foreseeable future.

Interest Bearing Cash
At December 31, 2019 and 2018, the Plan held approximately

$764 and $945, respectively,

of unallocated interest bearing cash related
to contributions, uncashed checks and fees pending allocation to participant accounts or clearance through the plan funds.

Investment Risk
Investments held by the Group Trust

and the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the
level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could

occur
in the near term and that such changes could materially

affect participants’ account balances and the amounts

reported in the
statements of net assets available for benefits. Participants’

accounts that are invested in the Company stock fund

option are exposed
to market risk in the event of a significant decline

in the value of AT&T

stock.

Additionally, the

Group Trust invests in securities with contractual

cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value,

liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value,

delinquencies or defaults, or both, and may be adversely

affected by shifts
in the market’s perception

of the issuers and changes in interest rates.

NOTE 5. PARTIES

-IN-INTEREST TRANSACTIONS

The Plan may,

at the discretion of the Plan’s participants

or via the Company match, invest in the Company’s

common stock. The Plan
held 10,045,635 and 10,751,695 shares of the Company’s

common stock as of December 31, 2019 and 2018, respectively.

Dividends
earned by the Plan on the Company’s

common stock were $20,050 for the year ended December

31, 2019.

Plan assets are invested in AT&T

stock either directly or through the Group Trust.

Because the Company is the plan sponsor,
transactions involving the Company’s

stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan
and Group Trust are managed by BNY Mellon

and Fidelity as trustee and record keeper,

respectively, as defined

by various
agreements. Therefore, these transactions and fees

paid to these entities qualify as parties-in-interest transactions.

All of these
transactions are exempt from the prohibited transactions

rules.

BellSouth Savings and Security Plan
Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 6. TAX STATUS
The Plan has received a determination letter from the

Internal Revenue Service (IRS) dated June 4, 2015, stating

that the Plan is
qualified under Section 401(a) of the Internal Revenue

Code (IRC) and, therefore, the related trust is exempt from taxation.
Subsequent to this determination by the IRS, the Plan

was amended. Once qualified, the Plan is required to operate in conformity with
the IRC to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any,

to bring the
Plan’s operations into

compliance with the Code.

Accounting principles generally accepted in the United

States require Plan management to evaluate uncertain tax positions taken by
the Plan. The financial statement effects of

a tax position are recognized when the position is more likely than not, based on the
technical merits, to be sustained upon examination by

the IRS. The Plan administrator has analyzed the tax positions taken by the
Plan, and has concluded that as of December 31, 2019,

there were no uncertain positions taken or expected to

be taken. The Plan has
recognized no interest or penalties related to uncertain

tax positions. The Plan is subject to routine audits by taxing jurisdictions;
however, there are currently no audits

for any tax periods in progress.

NOTE 7. RECONCILIATION

OF FINANCIAL STATEMENTS

TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of

December 31:

2019

2018

Net Assets Available

for Benefits per the financial statements

$ 2,506,531
$ 2,169,596

Distributions payable to participants

(299)

(368)

Net Assets Available

for Benefits per the Form 5500

$ 2,506,232
$ 2,169,228

Distributions payable to participants are recorded on the

Form 5500 for benefit claims that have been processed and approved for
payment prior to December 31, but not yet paid as of

that date. The following is a reconciliation of distributions to participants per the
financial statements to the Form 5500 for the year ended

December 31, 2019:

Distributions to participants per the financial statements

$ 223,813

Distributions payable to participants at December 31, 2018

(368)
Distributions payable to participants at December 31, 2019

299

Distributions to participants per the Form 5500

$ 223,744

NOTE 8. SUBSEQUENT EVENTS

In March 2020, the COVID-19 outbreak was declared a

pandemic by the World

Health Organization. The COVID-19 pandemic

has
led to extreme volatility in financial markets and

has affected, and may continue to affect,

the market price of AT&T

’s common stock
and other Plan assets. While the potential economic

impact brought by, and the

duration of, COVID-19 may be difficult to assess or
predict, a widespread pandemic could result in significant

disruption of global financial markets. The extent to which

COVID-19
impacts the financial markets will depend on future

developments that are highly uncertain and cannot be predicted.
The Coronavirus Aid Relief, and Economic Security Act (CARES Act)

was passed by the U.S. Senate on March 26,

2020. Section
2202 of the CARES Act permits eligible Plan participants to

request penalty-free distributions of up to $100,000

for qualifying
coronavirus-related reasons. These reasons include adverse

financial consequences due to being quarantined, furloughed, laid off,
having work hours reduced or being unable to work

due to a lack of childcare due to COVID-19. Plan Management

is in the process
of reviewing the CARES Act and any resulting changes

to the Plan.

BELLSOUTH SAVINGS

AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR)

December 31, 2019
(Dollars in Thousands)

Identity of Issue Description of Investment

Current Value

Indexed Stock Fund
* NORTHERN TRUST S&P 500

INDEX STOCK
FUND
COMMON/COLLECTIVE TRUST FUND:
15,348 UNITS

$

176,658

* BLACKROCK RUSSELL 1000 INDEX FUND COMMON/COLLECTIVE TRUST FUND:
5,670,836 UNITS

189,555

EXTENDED EQUITY MARKET FUND F COMMON/COLLECTIVE TRUST FUND:
142,131 UNITS

10,795

Total Indexed

Stock Fund

377,008

Balanced Fund
* DREYFUS GOVERNMENT CASH
MANAGEMENT FUND
REGISTERED INVESTMENT COMPANY:
10,719,828 UNITS

10,720

* NORTHERN TRUST QM AGGREGATE
BOND INDEX FUND
COMMON/COLLECTIVE TRUST FUND:
48,137 UNITS

28,131

* NORTHERN TRUST S&P 500

INDEX STOCK
FUND
COMMON/COLLECTIVE TRUST FUND: 4,015
UNITS

46,214

FUTURES CONTRACT S&P 500 EMINI INDEX FUT (CME) EXP MAR
20

239

FUTURES CONTRACT US 10YR TREAS NTS FUTURE (CBT) EXP
MAR 20

596

US TREASURY BILL 0.000% 01/30/2020 DD 01/31/19

287

Total Balanced Fund

86,187

Registered Investment Companies
T ROWE PR INST M/C GRW
REGISTERED INVESTMENT COMPANY:

5,460,578 UNITS

333,696

DFA US SM CAP VAL

PORT
REGISTERED INVESTMENT COMPANY:

3,635,299 UNITS

125,200

DFA US LRG CAP

VAL

II-INST
REGISTERED INVESTMENT COMPANY:

9,176,749 UNITS

160,318

Total Registered Investment

Companies

619,214

LifePath Funds
* LIFEPATH

INDEX 2050 FUND F
COMMON/COLLECTIVE TRUST FUND:
500,882 UNITS

9,962

* LIFEPATH

INDEX 2040 FUND F
COMMON/COLLECTIVE TRUST FUND:
2,631,804 UNITS

68,018

BELLSOUTH SAVINGS

AND SECURITY PLAN
EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

* LIFEPATH

INDEX 2030 FUND F
COMMON/COLLECTIVE TRUST FUND:
4,726,828 UNITS

115,044

* LIFEPATH

INDEX RETIREMENT FD F
COMMON/COLLECTIVE TRUST FUND:
4,458,104 UNITS

97,361

Total LifePath Funds

290,385

AT&T Shares

Fund
* AT&T

INC
10,045,635 SHARES

392,583

* DREYFUS GOVT CAS MGMT INST 289 REGISTERED INVESTMENT COMPANY:
3,777,329 UNITS

3,777

Total AT&T

Shares Fund

396,360

Bond Fund
ABBVIE INC 4.500% 05/14/2035 DD 05/14/15

226

ABBVIE INC 4.700% 05/14/2045 DD 05/14/15

112

AMERICAN MUNI PWR-OHIO INC OH 6.449% 02/15/2044 DD 12/09/09

1,392

AMERICAN WATER

CAPITAL CORP
3.400% 03/01/2025 DD 08/14/14

315

AMGEN INC 3.125% 05/01/2025 DD 05/01/15

939

ANHEUSER-BUSCH INBEV WORLDWIDE 4.150% 01/23/2025 DD 01/23/19

327

ARROW ELECTRONICS INC 3.250% 09/08/2024 DD 09/08/17

308

ASHTEAD CAPITAL

INC 144A
4.000% 05/01/2028 DD 11/04/19

404

ASSET BACKED SECURITIES HE4 M1
VAR

RT

08/15/2033 DD 08/06/03

86

AVIATION

CAPITAL GROUP

LL 144A
4.125% 08/01/2025 DD 08/01/18

105

AVIATION

CAPITAL GROUP

LL 144A
VAR

RT

06/01/2021 DD 12/03/18

100

BAMLL COMMERCIAL MO RLJ A 144A
VAR

RT

04/15/2036 DD 05/30/19

200

BANC OF AMERICA FUNDING 2 D A1
VAR

RT

05/25/2035 DD 06/01/05

21

BANK 2019-BNK20 BN20 ASB 2.933% 09/15/2061 DD 09/01/19

411

BANK OF AMERICA CORP
VAR

RT

03/05/2024 DD 03/05/18

100

BANK OF AMERICA CORP
VAR

RT

03/05/2024 DD 03/05/18

623

BANK OF AMERICA CORP
VAR

RT

07/23/2024 DD 07/23/18

316

BAT

CAPITAL CORP
3.222% 08/15/2024 DD 08/15/18

102

BAYER US

FINANCE II LLC 144A
4.375% 12/15/2028 DD 06/25/18

218

BEAR STEARNS ARM TRUST 11

1A2
VAR

RT

02/25/2033 DD 12/01/02

2

BEAR STEARNS ARM TRUST 12 13A1
VAR

RT

02/25/2036 DD 12/01/05

8

BMW US CAPITAL

LLC 144A
VAR

RT

08/13/2021 DD 08/14/18

100

BOSTON SCIENTIFIC CORP 3.850% 05/15/2025 DD 05/12/15

164

BROADCOM CORP / BROADCOM CAYMA 3.000% 01/15/2022 DD 01/15/18

101

BROADCOM CORP / BROADCOM CAYMA 3.625% 01/15/2024 DD 01/15/18

415

CD 2018-CD7 MORTGAGE

T CD7 ASB
4.213% 08/15/2051 DD 08/01/18

328

CENTENE CORP 144A 4.750% 01/15/2025 DD 07/15/19

208

CHARTER COMMUNICATIONS

OPERATI
VAR

RT

02/01/2024 DD 07/03/18

206

BELLSOUTH SAVINGS

AND SECURITY PLAN
EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

CHASE ISSUANCE TRUST A1 A
VAR

RT

01/15/2022 DD 02/06/17

200

CHICAGO IL TRANSIT AUTH SALES 6.899% 12/01/2040 DD 08/06/08

135

CITIBANK NA
VAR

RT

07/23/2021 DD 07/23/18

402

CITIGROUP COMMERCIAL GC35 AAB 3.608% 11/10/2048 DD 12/01/15

938

CITIGROUP INC
VAR

RT

04/23/2029 DD 04/23/18

438

COMMIT TO PUR FNMA SF MTG 3.000% 02/01/2050 DD 02/01/20

4,256

COMMIT TO PUR FNMA SF MTG 3.500% 03/01/2050 DD 03/01/20

1,644

COMMIT TO PUR FNMA SF MTG 5.000% 01/01/2050 DD 01/01/20

1,069

COMMIT TO PUR GNMA II JUMBOS 3.000% 02/20/2050 DD 02/01/20

821

COMMIT TO PUR GNMA II JUMBOS 3.500% 02/20/2050 DD 02/01/20

980

COMMIT TO PUR GNMA II JUMBOS 4.000% 01/20/2050 DD 01/01/20

1,242

COMMIT TO PUR GNMA II JUMBOS 4.000% 02/20/2050 DD 02/01/20

414

CONSOLIDATED

EDISON CO OF NEW
VAR

RT

06/25/2021 DD 06/26/18

100

CONTINENTAL AIRLINES

2012-1 CL
4.150% 10/11/2025 DD 03/22/12

143

CSAIL 2015-C4 COMMERCIAL C4 A4 3.808% 11/15/2048 DD 11/01/15

213

CVS HEALTH

CORP
5.050% 03/25/2048 DD 03/09/18

178

DAIMLER FINANCE NORTH

AME 144A
3.400% 02/22/2022 DD 02/22/19

205

DAIMLER FINANCE NORTH

AME 144A
VAR

RT

02/15/2022 DD 08/15/19

202

DELL INTERNATIONAL

LLC / 144A
4.900% 10/01/2026 DD 03/20/19

110

DELL INTERNATIONAL

LLC / 144A
6.020% 06/15/2026 DD 06/01/16

460

DIGITAL

REALTY TRUST

LP
4.450% 07/15/2028 DD 06/21/18

221

DISCOVER FINANCIAL SERVICES 4.500% 01/30/2026 DD 01/31/19

219

* DREYFUS GOVT CAS MGMT INST 289
VAR

RT

12/31/2075 DD 06/03/97

952

DUKE ENERGY CAROLINAS LLC 3.750% 06/01/2045 DD 03/12/15

971

ENTERGY ARKANSAS LLC 3.500% 04/01/2026 DD 01/08/16

316

FEDERAL HOME LN BK CONS DISC 02/05/2020

997

FEDERAL HOME LN BK CONS DISC N 02/03/2020

897

FEDERAL HOME LN BKS CONS DISC 01/08/2020

200

FHLMC POOL #SD-8036 3.000% 12/01/2049 DD 12/01/19

3,248

FHLMC MULTICLASS

MTG 3626 ME
5.000% 01/15/2040 DD 01/01/10

22

FHLMC MULTICLASS

MTG K156 A1
3.700% 05/25/2030 DD 08/01/18

208

FLORIDA POWER & LIGHT CO 4.125% 02/01/2042 DD 12/13/11

573

FNMA POOL #0AL2617 6.000% 10/01/2040 DD 11/01/12

141

FNMA POOL #0AM0359 2.310% 08/01/2022 DD 08/01/12

100

FNMA POOL #0AS1338 5.000% 12/01/2043 DD 11/01/13

383

FNMA POOL #0AS2741 5.000% 06/01/2044 DD 05/01/14

257

FNMA POOL #0BM2007 4.000% 09/01/2048 DD 08/01/18

227

FNMA POOL #0MA3443 4.000% 07/01/2048 DD 07/01/18

2,920

FNMA POOL #0MA3495 4.000% 09/01/2048 DD 09/01/18

8,685

FNMA POOL #0MA3692 3.500% 07/01/2049 DD 06/01/19

2,668

FNMA POOL #0MA3871 3.000% 11/01/2049 DD 11/01/19

1,014

FNMA GTD REMIC P/T 03-25 KP 5.000% 04/25/2033 DD 03/01/03

77

FNMA GTD REMIC P/T 03-W1 1A1
VAR

RT

12/25/2042 DD 01/01/03

26

BELLSOUTH SAVINGS

AND SECURITY PLAN
EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)

December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

FNMA GTD REMIC P/T 19-25 FA
VAR

RT

06/25/2049 DD 05/25/19

555

FORD MOTOR CREDIT CO LLC 3.664% 09/08/2024 DD 09/08/14

201

FORD MOTOR CREDIT CO LLC
VAR

RT

04/05/2021 DD 03/05/18

199

GENERAL ELECTRIC CO 4.125% 10/09/2042 DD 10/09/12

41

GENERAL MOTORS FINANCIAL CO IN 3.150% 06/30/2022 DD 06/30/17

408

GNMA POOL #0705997 5.000% 01/15/2039 DD 01/01/09

59

GNMA POOL #0782523 5.000% 11/15/2035 DD 12/01/08

53

GNMA POOL #0AE7708 4.000% 08/15/2043 DD 08/01/13

13

GNMA POOL #0AL0766 3.500% 01/15/2045 DD 01/01/15

247

GNMA POOL #0AL5269 3.500% 02/15/2045 DD 02/01/15

432

GNMA POOL #0AN4392 4.000% 06/15/2045 DD 06/01/15

848

GNMA GTD REMIC P/T 12-H08 FC
VAR

RT

04/20/2062 DD 04/20/12

165

GNMA GTD REMIC P/T 15-H08 FB
VAR

RT

03/20/2065 DD 03/20/15

522

GNMA GTD REMIC P/T 16-H11

F
VAR

RT

05/20/2066 DD 05/20/16

249

GNMA GTD REMIC P/T 16-H23 FD
VAR

RT

10/20/2066 DD 10/20/16

23

GNMA GTD REMIC P/T 17-H14 FE
VAR

RT

06/20/2067 DD 06/20/17

548

GOLDMAN SACHS GROUP INC/THE 3.850% 07/08/2024 DD 07/08/14

846

GS MORTGAGE SECURITIE

GC26 AAB
3.365% 11/10/2047 DD 12/01/14

909

GS MORTGAGE SECURITIES

GC28 A5
3.396% 02/10/2048 DD 02/01/15

209

GSCG TRUST 2019-60 600C A 144A 2.936% 09/06/2034 DD 08/01/19

201

GSR MORTGAGE LOAN

TRUS AR6 1A1
VAR

RT 09/25/2035

DD 09/01/05

39

HOST HOTELS & RESORTS

LP
4.000% 06/15/2025 DD 05/15/15

643

INTERNATIONAL

FINANCE CORP
2.125% 04/07/2026 DD 04/07/16

709

INTERNATIONAL

LEASE FINANCE CO
8.625% 01/15/2022 DD 12/22/11

113

JOHN DEERE CAPITAL

CORP
VAR

RT

09/10/2021 DD 09/10/18

300

JPMBB COMMERCIAL MORTG

C31 ASB
3.540% 08/15/2048 DD 08/01/15

933

JPMBB COMMERCIAL MORTG

C32 ASB
3.358% 11/15/2048 DD 10/01/15

929

JPMBB COMMERCIAL MORTG

C33 ASB
3.562% 12/15/2048 DD 11/01/15

520

JPMDB COMMERCIAL MORTGA

C2 ASB
2.954% 06/15/2049 DD 05/01/16

409

JPMORGAN CHASE & CO
VAR

RT

03/09/2021 DD 03/09/17

100

JPMORGAN CHASE & CO
VAR

RT

07/23/2024 DD 07/23/18

605

KRAFT HEINZ FOODS CO 3.950% 07/15/2025 DD 07/15/16

424

MERCEDES-BENZ AUTO LEASE A A2 3.010% 02/16/2021 DD 01/30/19

412

MERRILL LYNCH

MORTGAGE IN E A1
VAR

RT

11/25/2029 DD 09/23/04

37

MIDAMERICAN ENERGY CO 4.400% 10/15/2044 DD 04/03/14

472

MILL CITY MORTGAGE GS2

A1 144A
VAR

RT

08/25/2059 DD 10/01/19

195

MORGAN STANLEY
VAR

RT

07/22/2025 DD 07/23/19

101

MORGAN STANLEY 3.875% 04/29/2024 DD 04/28/14

106

MORGAN STANLEY 3.700% 10/23/2024 DD 10/23/14

1,062

MORGAN STANLEY

CAPITAL

H3 ASB
4.120% 07/15/2051 DD 07/01/18

217

MORGAN STANLEY

CAPITAL

UBS8 A3
3.540% 12/15/2048 DD 12/01/15

210

MORGAN STANLEY

MORTGA 11AR

1A1
VAR

RT

01/25/2035 DD 12/29/04

21

NAVIENT

STUDENT LOA EA A1 144A
3.430% 12/15/2059 DD 11/15/18

111

BELLSOUTH SAVINGS

AND SECURITY PLAN
EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

NELNET STUDENT LOAN 2A A 144A
VAR

RT

06/27/2067 DD 04/30/19

389

NEW JERSEY ST TRANSPRTN

TRUST
2.631% 06/15/2024 DD 12/18/19

201

NEW RESIDENTIAL M RPL3 A1 144A
VAR

RT

07/25/2059 DD 09/01/19

98

NEW YORK CITY NY TRANSITIONAL 5.750% 02/01/2035 DD 03/03/10

582

NEW YORK CITY NY TRANSITIONAL 5.767% 08/01/2036 DD 10/22/09

870

NEW YORK LIFE GLOBAL FUND 144A
VAR

RT

01/28/2021 DD 02/01/19

501

NEW YORK ST DORM AUTH ST PERSO 5.289% 03/15/2033 DD 10/14/10

486

NEW YORK ST URBAN DEV CORP SAL 2.150% 03/15/2025 DD 10/30/19

299

PENNSYLVANIA

ST HGR EDU ASSIST
VAR

RT

10/25/2036 DD 11/17/06

186

PHILIP MORRIS INTERNATIONAL

IN
3.250% 11/10/2024 DD 11/10/14

945

PLAINS ALL AMERICAN PIPELINE L 4.650% 10/15/2025 DD 08/24/15

429

PRIME MORTGAGE TRUST

2 CL1 1A2
VAR

RT

02/25/2034 DD 01/25/04

7

PRINCETON UNIVERSITY 5.700% 03/01/2039 DD 01/21/09

416

PUBLIC PWR GENERATION

AGY NE R
7.242% 01/01/2041 DD 07/16/09

127

REYNOLDS AMERICAN INC 4.000% 06/12/2022 DD 06/12/15

208

SABINE PASS

LIQUEFACTION

LLC
VAR

RT

02/01/2021 DD 02/01/14

103

SANTANDER HOLDINGS

USA INC
3.400% 01/18/2023 DD 12/18/17

410

SBA GTD PARTN

CTFS 2003-20C 1
4.500% 03/01/2023 DD 03/12/03

322

SBA GTD PARTN

CTFS 2005-20B 1
4.625% 02/01/2025 DD 02/16/05

226

SBA GTD PARTN

CTFS 2008-20D 1
5.370% 04/01/2028 DD 04/16/08

223

SBA GTD PARTN

CTFS 2008-20E 1
5.490% 05/01/2028 DD 05/14/08

205

SBA GTD PARTN

CTFS 2008-20F 1
5.680% 06/01/2028 DD 06/11/08

78

SBA GTD PARTN

CTFS 2009-20A 1
5.720% 01/01/2029 DD 01/14/09

30

SG COMMERCIAL MORTGAGE

S C5 A4
3.055% 10/10/2048 DD 07/01/16

206

SLH PROXY LONG EXPOSURE SLHOPNTA4

13

SLM STUDENT LOAN TRUST 2 9 A7A
VAR

RT

01/25/2041 DD 01/25/18

358

SLM STUDENT LOAN TRUST 20 4 A3
VAR

RT

01/25/2027 DD 05/19/05

149

SLM STUDENT LOAN TRUST 200 9 A
VAR

RT

04/25/2023 DD 08/28/08

90

SMB PRIVATE

EDUCATIO

C A1 144A
VAR

RT

09/15/2025 DD 09/19/18

53

SOFI CONSUMER LOAN P 3 A1 144A 3.200% 08/25/2027 DD 08/07/18

43

SOUTH DAKOTA ST

EDUCTNL ENHANC
3.539% 06/01/2022 DD 03/14/13

1,496

SOUTHERN CALIFORNIA GAS CO 4.450% 03/15/2044 DD 03/13/14

225

SPIRIT REALTY

LP
3.200% 01/15/2027 DD 09/16/19

200

STRUCTURED ADJUSTABLE

R 12 7A1
VAR

RT

09/25/2034 DD 08/01/04

60

STRUCTURED ASSET INVESTME 8 M1
VAR

RT

09/25/2034 DD 08/25/04

47

STRUCTURED ASSET MORTG

AR4 2A1
VAR

RT

12/19/2034 DD 07/30/04

29

SYNCHRONY FINANCIAL 3.950% 12/01/2027 DD 12/01/17

210

THORNBURG MORTGAGE

SECUR 1 I1A
VAR

RT

03/25/2044 DD 03/31/04

333

U S TREASURY BOND 2.750% 08/15/2047 DD 08/15/17

591

U S TREASURY BOND 3.000% 02/15/2048 DD 02/15/18

400

U S TREASURY BOND 3.125% 05/15/2048 DD 05/15/18

173

U S TREASURY BOND 3.000% 08/15/2048 DD 08/15/18

294

U S TREASURY BOND 3.000% 02/15/2049 DD 02/15/19

679

BELLSOUTH SAVINGS

AND SECURITY PLAN
EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

U S TREASURY BOND 2.875% 05/15/2049 DD 05/15/19

1,895

U S TREASURY BOND 2.250% 08/15/2049 DD 08/15/19

632

U S TREASURY NOTE 2.625% 02/15/2029 DD 02/15/19

2,651

U S TREASURY NOTE 2.375% 05/15/2029 DD 05/15/19

936

U S TREASURY NOTE 1.625% 08/15/2029 DD 08/15/19

1,755

U S TREASURY NOTE 1.250% 08/31/2024 DD 08/31/19

1,766

U S TREASURY NOTE 1.750% 11/15/2029 DD 11/15/19

789

UBS COMMERCIAL MORTGAG

C11 ASB
4.119% 06/15/2051 DD 07/01/18

216

UBS COMMERCIAL MORTGAG

C13 ASB
4.241% 10/15/2051 DD 10/01/18

220

US TREAS-CPI INFLAT 1.375% 02/15/2044 DD 02/15/14

260

US TREAS-CPI INFLAT 1.000% 02/15/2046 DD 02/15/16

597

US TREAS-CPI INFLAT 1.000% 02/15/2048 DD 02/15/18

808

VERIZON COMMUNICATIONS

INC
4.016% 12/03/2029 DD 06/03/19

1,172

VISA INC 3.150% 12/14/2025 DD 12/14/15

423

WALGREEN

CO
3.100% 09/15/2022 DD 09/13/12

306

WELLS FARGO & CO 3.000% 02/19/2025 DD 02/19/15

310

WELLS FARGO BANK

NA
VAR

RT

03/25/2020 DD 09/25/18

250

WELLS FARGO COMMERCIA

NXS4 ASB
3.522% 12/15/2048 DD 12/01/15

935

WELLS FARGO COMMERCIAL

C45 ASB
4.147% 06/15/2051 DD 07/01/18

327

WELLTOWER

INC
4.250% 04/15/2028 DD 04/10/18

439

WP CAREY INC 4.250% 10/01/2026 DD 09/12/16

218

Total Bond Fund

92,600

International Stock
INTL STOCK INDEX BGI MSCI ACWI EX-US INDEX SUPERFUND

57,933

Interest Bearing Cash
* DREYFUS GOVT CAS MGMT INST 289
VAR

RT

12/31/2075 DD 06/03/97

764

* Notes Receivable from Participants
4.25% - 10.50%

59,979

Total

$

1,980,430

* Party-in-Interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange

Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to

be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan
By: AT&T

Services, Inc.,
Plan Administrator for the Foregoing Plan
By /s/ Debra L. Dial

Debra L. Dial

Senior Vice President

and Controller
Date: June 29, 2020

EXHIBIT INDEX

Exhibit identified below,

Exhibits 23 is filed herein as exhibit hereto.

Exhibit
Number

Consent of Independent Registered Public Accounting

Firm